UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒  Annual Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐  Transition Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

For the transition period from ______ to _______

Commission File Number 0-16093

(A) Full title of the plan and the address

of the plan, if different from that of

the issuer named below:

CONMED CORPORATION

Retirement Savings Plan

(B) Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office:

CONMED CORPORATION

525 French Road

Utica, New York 13502

CONMED Corporation

Retirement Savings Plan

Index to Financial Statements

December 31, 2014 and 2013

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/	Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 12, 2015

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CONMED Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at Fair Value
Mutual Funds	$145,142,952	$134,181,955
Common Collective Trust	10,541,321	10,776,564
Common Stock	9,854,678	9,513,691
Preferred Stock	216,366	179,783
Corporate Bonds	100,232	115,037
Money Market Funds	9,134,423	9,156,021
Non-interest Bearing Cash	2,350	1,041

Total Investments, at Fair Value	174,992,322	163,924,092

Notes Receivable from Participants	5,085,435	4,642,300

Other Receivable	24,845	35,323

Total Assets	180,102,602	168,601,715

Liabilities
Excess Contributions Payable	18,995	10,583
Other Liabilities	24,822	26,109

Total Liabilities	43,817	36,692

Net Assets Available for Benefits at Fair Value	180,058,785	168,565,023

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	(154,077)	(162,436)

Net Assets Available for Benefits	$179,904,708	$168,402,587

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Interest and dividends	$10,991,052
Interest on notes receivable from participants	219,254
Contributions:
Participants	9,924,834
Employer	6,831,858

Total additions	27,966,998

Deductions from net assets attributed to:
Net depreciation in fair value of investments	691,855
Administrative expenses	85,465
Distributions to participants	15,687,557

Total deductions	16,464,877

Net Increase	11,502,121

Net assets available for benefits at beginning of year	168,402,587

Net assets available for benefits at end of year	$179,904,708

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. Effective January 1, 2015, the pre-tax contribution of an employee who is contributing less than 7% of the employee’s annual compensation, as defined in the plan document, will automatically increase annually in 1% increments until the employee’s pre-tax contribution election reaches 7% of annual compensation, provided the employee has not elected to opt-out of the automatic increase feature. The Company matches 100 percent of each participant's contribution up to a maximum of 7 percent of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by approximately $443,420 in 2014. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $1,365 and $438, respectively.

At December 31, 2014 and 2013, the Plan has recorded a liability of $18,995 and $10,583, respectively, for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant vests at 20% per year of service and becomes fully vested in the remainder of his or her account upon the completion of five years of service.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. The Plan also provides for withdrawals by participants prior to termination. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The average yields earned by the investment contract are as follows:

	2014	2013
Average Yields:
Based on Actual Earnings	1.67%	1.54%
Based on Interest Rate Credited to Participants	1.07%	0.89%

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Financial Accounting Standards Board (“FASB”) guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$14,482,752	$-	$14,482,752
Communications	34,935	-	34,935
Diversified Emerging Markets	551,923	-	551,923
Fixed Income Funds	1,220,461	-	1,220,461
High Yield Bond	20,747	-	20,747
Intermediate Term Bond	11,086,931	-	11,086,931
International	9,261,752	-	9,261,752
Large Blend	16,950,024	-	16,950,024
Large Growth	8,746,251	-	8,746,251
Large Value	9,693,660	-	9,693,660
Long Government	2,095	-	2,095
Mid Cap Blend	14,365,327	-	14,365,327
Mid Cap Growth	15,139,678	-	15,139,678
Mid Cap Value	5,756	-	5,756
Real Estate	29,615	-	29,615
Sector Funds	28,392	-	28,392
Small Blend	4,000,957	-	4,000,957
Small Growth	42,613	-	42,613
Small Value	84,862	-	84,862
Target Date Funds	39,394,221	-	39,394,221
Common Stock	9,854,678	-	9,854,678
Preferred Stock	216,366	-	216,366
Common Collective Trust (a)	-	10,541,321	10,541,321
Corporate Bonds	100,232	-	100,232
Money Market Funds (b)	-	9,134,423	9,134,423
Total Investments at Fair Value	$155,314,228	$19,675,744	$174,989,972

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$13,153,461	$-	$13,153,461
Communications	33,546	-	33,546
Diversified Emerging Markets	401,355	-	401,355
Fixed Income Funds	929,781	-	929,781
High Yield Bond	20,152	-	20,152
Intermediate Term Bond	10,345,341	-	10,345,341
International	9,249,548	-	9,249,548
Large Blend	14,763,531	-	14,763,531
Large Growth	8,100,362	-	8,100,362
Large Value	9,156,091	-	9,156,091
Mid Cap Value	19,516	-	19,516
Mid Cap Blend	13,250,965	-	13,250,965
Mid Cap Growth	15,703,670	-	15,703,670
Real Estate	24,634	-	24,634
Sector Funds	39,283	-	39,283
Small Blend	3,960,664	-	3,960,664
Small Growth	51,822	-	51,822
Small Value	60,848	-	60,848
Target Date Funds	34,917,385	-	34,917,385
Common Stock	9,513,691	-	9,513,691
Preferred Stock	179,783	-	179,783
Common Collective Trust (a)	-	10,776,564	10,776,564
Corporate Bonds	115,037	-	115,037
Money Market Funds (b)	-	9,156,021	9,156,021
Total Investments at Fair Value	$143,990,466	$19,932,585	$163,923,051

(a)	Represents a Managed Income Portfolio consisting of a commingled group of assets managed by Fidelity Management Trust Company. The portfolio’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.

(b)	This category is comprised of the interest bearing cash and the Fidelity Retirement Money Market. The Fidelity Retirement Money Market fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated January 11, 2013, from the Internal Revenue Service (“IRS”). The Plan was last amended in March 2015. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for benefits at December 31, 2014 and 2013 consist of the following:

	2014	2013
Fidelity Puritan Fund	$14,356,073	$13,153,461
Fidelity Low-Priced Stock Fund	12,745,087	12,321,694
Spartan 500 Index Fund	12,355,433	10,445,568
Fidelity Managed Income Portfolio Fund	10,541,321	10,776,564
Rainier Small/Mid Cap Fund	10,238,303	10,580,002
Fidelity Diversified International Fund	N/A	8,589,413

Net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2014 is as follows:

Mutual funds	$(1,292,521)
Common stocks	591,231
Preferred stocks	11,240
Corporate bonds	(1,805)
$(691,855)

5.	Transactions with Parties-in-Interest

As of December 31, 2014 and 2013, the Plan held certain securities issued by the Company as follow:

	December 31, 2014		December 31, 2013
	Number		Number
	of Shares	Fair Value	of Shares	Fair Value

CONMED Corporation Common Stock	124,112	$5,580,076	128,443	$5,458,828

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

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CONMED Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	December 31,	December 31,
	2014	2013
Net Assets Available for Benefits Per the Financial Statements	$179,904,708	$168,402,587

Adjustment from Contract Value to Fair Value for Interest in Common Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	154,077	162,436

Net Assets Available for Benefits Per the Form 5500	$180,058,785	$168,565,023

Net Increase in Net Assets Available for Benefits Per the Financial Statements	$11,502,121

Change in Adjustment from Contract Value to Fair Value for Interest in Common Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	(8,359)

Net Income Per the Form 5500	$11,493,762

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CONMED Corporation

Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

Current
Identity of Issue/Description of Investment	Value

Fidelity Freedom Funds**	$40,375,865
Fidelity Puritan Fund**	14,356,073
Fidelity Low-Priced Stock Fund**	12,745,087
Spartan 500 Index Fund**	12,355,433
Fidelity Managed Income Portfolio Fund**	10,541,321
Rainier Small/Mid Cap Fund	10,238,303
Fidelity Investment Grade Bond Fund**	8,608,466
Fidelity Capital Appreciation Fund**	8,413,177
Participant - Directed Brokerage Link Account	8,183,557
Fidelity Diversified International Fund**	8,081,502
Fidelity Retirement Money Market Fund**	7,121,885
CONMED Corporation Common Stock **	5,580,076
MFS Value Fund R4	5,079,442
Fidelity Equity Income Fund**	4,585,664
Needham Growth Fund	4,576,947
T. Rowe Price Dividend Growth Fund	4,421,584
WFA Small Cap Value Fund	3,985,566
Vanguard Total Bond Market Admiral Fund	2,330,086
Spartan Extended Market Index Fund**	1,588,616
Spartan Global ex U.S. Index Fund**	900,376
WFA Emerging Markets Equity Fund	509,935
Interest Bearing Cash Accounts	411,011

Notes receivable from participants, interest rates from 4.25% to 10.50% and maturities from 2015 to 2029**	5,085,435

$180,075,407

** Denotes party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Luke A. Pomilio
Name:	Luke A. Pomilio
Title:	Executive Vice President – Finance and Chief Financial Officer

Date: June 12, 2015

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